UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ) *
SEMrush Holdings, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.00001
(Title of Class of Securities)
81686C104
(CUSIP Number)
September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY):
	Siguler Guff Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	7,272,579
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	7,272,579
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,272,579
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.9% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO, IA

(1) Based on 123,366,232 shares of Class A Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2024 filed with the Securities and Exchange Commission on August 9, 2024.

Schedule 13G

Item 1(a).	Name of Issuer:

SEMrush Holdings, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

800 Boylston Street, Suite 2475, Boston, MA 02199

Item 2(a)	Name of Persons Filing:

This statement is filed by Siguler Guff Advisers, LLC (“SGA” or the “Reporting Person”). SGA is a registered investment adviser to certain affiliated funds (the “Funds”) that directly hold the securities of the Issuer to which this statement relates for the benefit of their respective investors, and in such capacity SGA has voting and dispositive power over such securities. SGA is wholly-owned by Siguler Guff & Company, LP. The general partner of Siguler Guff & Company, LP is Siguler Guff Holdings GP, LLC. Siguler Guff Holdings GP, LLC is wholly-owned by George W. Siguler, Andrew J. Guff and Kenneth J. Burns, who are also the executive officers of SGA.

Item 2(b)	Address of Principal Business Office:

c/o Siguler Guff & Company, LP, 200 Park Avenue, 14th Floor, New York, NY 10166

Item 2(c)	Citizenship or Place of Organization:

SGA is a Delaware limited liability corporation.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.00001 (“Common Stock”)

Item 2(e)	CUSIP Number:

81686C104

Item 3.	For Statements Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

(a)       ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)       ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)       ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)       ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)       ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)       ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)       ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)       ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)       ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)       ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) through (c):

The information requested in these paragraphs is incorporated by reference to the cover page to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Each of the Funds has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer that it directly owns.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities reported herein were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 10, 2024

SIGULER GUFF ADVISERS, LLC

By: /s/ Marcelo Phillips

Name: Marcelo Phillips

Title: Managing Director, Chief Compliance Officer